Filed by Hudson City Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hudson City Bancorp, Inc.

(Commission File No. 0-26001)

Questions & Answers About the Merger with M&T Bank Corporation

Q1.	Why will the merger not be completed by January 31, 2014?

A:	Completion of the merger is subject to M&T Bank Corporation (“M&T”) obtaining regulatory approvals, including the approval of the Federal Reserve.

Based on discussions with the Federal Reserve, M&T expects that additional time will be required to obtain a regulatory determination on the applications to approve the merger and that any such action is not likely to occur before the latter part of 2014. As a result, the merger cannot be completed by January 31, 2014.

Q2.	Why did you decide to extend the termination date under the merger agreement?

A:	The merger is subject to M&T obtaining regulatory approvals, including the approval of the Federal Reserve. Earlier this year, M&T learned that the Federal Reserve had identified certain regulatory concerns with M&T’s procedures, systems and processes relating to M&T’s Bank Secrecy Act and anti-money-laundering compliance program and commenced a major initiative intended to fully address the Federal Reserve’s concerns, which is ongoing. At that time, M&T and Hudson City Bancorp, Inc. (“Hudson City” or the “Company”) entered into the first extension of the merger agreement. M&T and Hudson City believe that additional time will be required to obtain a regulatory determination on the application to approve the merger and that, the earliest time the merger could be completed is the latter half of 2014. As a result, we mutually agreed to extend the time to complete the merger until December 31, 2014, and agreed that Hudson City may take action under its Strategic Plan, which was suspended pending completion of the merger. We have also agreed that Hudson City has the right to terminate the merger agreement without penalty at any time if we reasonably determine that it is unlikely that regulatory approval will be received in time to complete the merger by December 31, 2014 as a result of M&T’s performance under the written agreement entered into with the Federal Reserve with respect to the Bank Secrecy Act/Anti-Money Laundering concerns.

The merger consideration and exchange ratio as provided in the Merger Agreement are unchanged.

Q3.	Why did you choose to extend the termination date rather than terminate the merger agreement?

A:	When we learned that additional time will be required to obtain a regulatory determination on the applications to approve the merger,

the Board of Directors re-engaged with its financial advisor and legal team to assess the merger with M&T and the options available to Hudson City. The Board, in consultation with its advisors, determined that the merger with M&T is still in the best interest of the Company and its shareholders.

Q4.	What will happen over the next year?

A:	We will begin implementation of our Strategic Plan and essentially pursue a dual path – one that assumes the merger will be completed in 2014 and another that assumes we will remain an independent company. We believe that the ability to pursue the dual path mitigates the risk to Hudson City resulting from the delays in obtaining regulatory approval for the merger.

Q5:	Will you consider other sale transactions?

A:	As long as we are party to the merger agreement, we are generally prohibited from engaging in negotiations or facilitating alternative transactions, subject to certain exceptions. However, if we receive an unsolicited alternative transaction that the Board of Directors determines in good faith is more favorable from a financial point of view to our shareholders than the merger, we may submit that proposal to a vote of our shareholders and, if approved, terminate the merger agreement with M&T, subject to paying a termination fee to M&T.

Q6.	What exactly is the Strategic Plan?

A:	The Strategic Plan is a multi-year plan that contains various initiatives, both short-term and long-term, all of which are designed to position Hudson City for future growth and enhance shareholder value. Many of the initiatives require significant lead time for full implementation and roll-out to our customers. We expect to commence the roll-out of our prioritized initiatives during 2014. The Strategic Plan includes initiatives such as secondary mortgage market operations, commercial real estate lending, the introduction of small business banking products and developing a more robust suite of consumer banking products.

Q7.	How long will full implementation of the Strategic Plan take?

A:	The Strategic Plan is a multi-year plan that includes both short- and long-term initiatives. We expect to commence the roll-out of our prioritized initiatives in 2014 and, at this time, we expect the prioritized initiatives of the Strategic Plan will be fully implemented by 2016. Given the time it will take to fully implement the Strategic Plan and barring any further delays in receiving regulatory approval for the merger, we expect that the closing of the merger with M&T would occur before we fully implement all of the initiatives set forth in the Strategic Plan.

Q8.	Will you need to re-staff and will expenses increase as a result of the Strategic Plan?

A:

Successful implementation and execution of the Strategic Plan initiatives will require Hudson City to hire additional full time employees. We will need to actively attract and retain talented individuals to help manage these new operations, to develop and implement appropriate policies and procedures that allow for efficient operation of these areas and to satisfy all regulatory compliance requirements. While hiring additional full time employees will result in increased expense, we believe the successful implementation of our strategic initiatives will generate returns sufficient to cause our expense ratios to be within industry norms.

Q9.	How do you know that M&T will receive regulatory approval by December 31, 2014?

A:	There can be no assurance that M&T will receive the required regulatory approval in time to complete the merger by December 31, 2014, or at all. However, M&T is devoting substantial resources towards addressing the Federal Reserve’s concerns and believes that it is making significant progress, and we will continue to monitor M&T’s progress towards fully addressing those concerns.

Q10:	What are the risks that the merger won’t close by the new termination date?

A:	There are risks that the merger will not be completed by the new termination date. M&T’s receipt of the required regulatory approvals will be dependent on remediation of the Federal Reserve’s Bank Secrecy Act/Anti-Money Laundering concerns to the Federal Reserve’s satisfaction. The Bank Secrecy Act/Anti-Money Laundering remediation process is a large undertaking with many technical requirements and work is ongoing. In addition, there are a variety of other risks that could cause other conditions to the merger to not be satisfied pending receipt of regulatory approval. These conditions and risks were described in the joint proxy statement sent to shareholders previously in connection with the Hudson City shareholders meeting to approve the merger. Copies of the proxy statement may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from Hudson City by accessing Hudson City’s website at www.hcsbonline.com under the heading “Investor Relations.” Copies of the joint proxy statement can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.

It is important to note that we have the right to terminate the merger without penalty if we reasonably determine that it is unlikely that regulatory approval will be received in time to complete the merger by December 31, 2014 as a result of M&T’s performance under the written agreement entered into with the Federal Reserve with respect to the Bank Secrecy Act/Anti-Money Laundering concerns.

Q11:	What will happen if the merger is not closed by the new termination date?

A:	If the merger cannot be completed by December 31, 2014, the Board of Directors, in consultation with management, its financial advisors and legal team, will need to assess Hudson City’s alternatives. In order to mitigate the risk that the merger cannot be completed, we will begin implementation of our Strategic Plan and essentially pursue a dual path – one that assumes the merger will be completed in 2014 and another that assumes we will remain an independent company.

Q12.	Do you believe that the M&T merger still makes sense?

A:	Yes. We believe that the merger is ultimately in the best interests of the Company and our shareholders. While we are disappointed that the merger cannot be completed by January 31, 2014, we believe that the merger enhances shareholder value after taking into consideration Hudson City’s short and long-term opportunities and risks.

Q13.	Should I sell my Hudson City stock or wait?

A:	We do not provide advice on transactions in our stock.

Q14.	The Company’s income and EPS have been declining steadily. How do you plan on addressing this while we wait for the merger to be completed?

A:	We continue to believe that the merger with M&T is in the best interests of the Company and our shareholders. However, in the event the merger is not completed, the Strategic Plan is intended to strengthen our balance sheet, is designed to restore our traditional earnings trends and prepare us for future growth. The Strategic Plan includes initiatives such as originating commercial real estate loans, developing a small business banking platform and entering the secondary mortgage market as a seller, all of which are designed to position the Bank for future growth and enhance shareholder value.

Q15.	What about the dividend?

A:	We cannot comment on future dividends other than to confirm that the payment of dividends remains one of our tools for providing returns to shareholders. The Board and management consider many factors in determining quarterly dividends, such as earnings, capital accretion, future capital demands and the Company’s overall capital management plan. In addition, under the MOUs, dividends must be approved by our regulators.

Q16.	What is the Company’s progress under the MOUs and when will they be lifted?

A:	We are subject to MOUs with both the OCC and the Federal Reserve and each will remain in effect until terminated by the appropriate regulator. We believe we have made substantial progress under the MOUs and are continuing to make progress towards satisfying all of their requirements. We have kept open lines of communication with the OCC and the Federal Reserve and both regulators have been supportive of our progress to date.

Forward-Looking Statements

This document may contain certain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on certain assumptions and describe future plans, strategies and expectations of Hudson City Bancorp, Inc. Such forward-looking statements may be identified by the use of such words as “may,” “believe,” “expect,” “anticipate,” “should,” “plan,” “estimate,” “predict,” “continue,” and “potential” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of Hudson City Bancorp, Inc., and Hudson City Bancorp, Inc.’s strategies, plans, objectives, expectations, and intentions, including the merger, and other statements contained in this document that are not historical facts. Hudson City Bancorp, Inc.’s ability to predict results or the actual effect of future plans or strategies, including the merger and its implementation of the Strategic Plan, is inherently uncertain and actual results and performance could differ materially from those contemplated or implied by these forward-looking statements. They can be affected by inaccurate assumptions Hudson City Bancorp, Inc. might make or by known or unknown risks and uncertainties. Factors that could cause assumptions to be incorrect include, but are not limited to, changes in interest rates, general economic conditions, legislative, regulatory and public policy changes, further delays in closing the merger and the ability of Hudson City Bancorp, Inc. or M&T to obtain regulatory approvals and meet other closing conditions to the merger. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. For a summary of important factors that could affect Hudson City Bancorp, Inc.’s forward-looking statements, please refer to Hudson City Bancorp, Inc.’s filings with the Securities and Exchange Commission available at www.sec.gov. Hudson City Bancorp, Inc. does not intend to update any of the forward-looking statements after the date of this document or to conform these statements to actual events.

Important Additional Information

In connection with the merger, M&T filed with the SEC on February 22, 2013 a Registration Statement on Form S-4 that included a Joint Proxy Statement of M&T and Hudson City and a Prospectus of M&T. The S-4 has been declared effective and the shareholders of Hudson City approved the merger in April 2013.

Each of M&T and Hudson City may file other relevant documents concerning the proposed transaction. SHAREHOLDERS OF M&T AND HUDSON CITY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about M&T and Hudson City, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Hudson City by accessing Hudson City’s website at www.hcsbonline.com under the heading “Investor Relations” or from M&T at www.mtb.com under the tab “About Us” and then under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.

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